

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via E-mail
Mr. Yijun Wang
Chief Executive Officer
Jpak Group, Inc.
15 Xinghua Road
Qingdao, Shandong Province
Postal Code 266401
People's Republic of China

> Re: **Jpak Group, Inc.**
> **Post-Effective Amendment No. 9 to Registration Statement on Form S-1**
> **Filed January 19, 2012**
> **File No. 333-164100**

Dear Mr. Wang:

We have reviewed your amendment and your letter dated January 19, 2012, and we have the following comments. Our review of the post-effective amendment has been limited to those issues identified in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 9 to Form S-1

General

1. We note your statements in your revised explanatory note that "[t]his amendment does not reflect events occurring after the filing of [Amendment] No. 8 to the Registration Statement on Form S-1 on December 19, 2011" and that "this report continues to speak as of December 19, 2011." Please be advised that your amendment speaks as of the date it is declared effective. Please remove these statements from your explanatory note and

update your prospectus disclosure accordingly, as you undertook do to pursuant to Item 512(a)(1) of Regulation S-K.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 68

2.   Please refer to the fifth paragraph beneath the heading, "Corporate History," where you discuss Qingdao Jiexin. Please revise this paragraph to reflect the changes you made to Note 1 to your consolidated financial statements in response to comment 3 in our letter dated January 5, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief